Exhibit 3.1

CERTIFICATE ELIMINATING REFERENCES TO THE

SERIES A JUNIOR PARTICIPATING PREFERRED STOCK

FROM THE CERTIFICATE OF DESIGNATIONS

of

ALLSCRIPTS HEALTHCARE SOLUTIONS, INC.

(Pursuant to Section 151 of the

General Corporation Law of the State of Delaware)

ALLSCRIPTS HEALTHCARE SOLUTIONS, INC., a corporation organized and existing under the General Corporation Law of the State of Delaware (the “Company”), does hereby certify that, pursuant to authority conferred upon its Board of Directors by its Certificate of Designations and by the provisions of Section 151 of the General Corporation Law of the State of Delaware, the following resolutions were adopted by its Board of Directors at a meeting duly called and held on May 21, 2013:

NOW, THEREFORE, BE IT RESOLVED, that, none of the authorized shares of the Series A Junior Participating Preferred Stock of the Company (the “Series A Preferred Stock”) are outstanding and none will be issued subject to the Certificate of Designations filed on May 7, 2012 with respect to such Series A Preferred Stock of the Company.

RESOLVED FURTHER, that the officers of the Company be and hereby severally are authorized and directed to prepare, execute in the name and on behalf of the Company and file with the Secretary of State of the State of Delaware, a certificate of elimination of the Series A Preferred Stock for the purpose of eliminating from the certificate of incorporation of the Company all matters set forth in the Certificate of Designations with respect to the Series A Preferred Stock.

IN WITNESS WHEREOF, Allscripts Healthcare Solutions, Inc. has caused this Certificate of Elimination to be executed by its duly authorized officer this 21st day of May, 2013.

ALLSCRIPTS HEALTHCARE SOLUTIONS, INC.

By:	/s/ Richard J. Poulton
Name: Richard J. Poulton
Title: Chief Financial Officer and Secretary